UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                          R.R. DONNELLEY & SONS COMPANY
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                                (Name of Issuer)

                     Common Stock, par value $1.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    257867101
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                                 (CUSIP Number)

                                            with a copy to:
Alexander J. Roepers                        Allen B. Levithan
Atlantic Investment Management, Inc.        LOWENSTEIN SANDLER PC
666 Fifth Avenue                            65 Livingston Avenue
New York, New York  10103                   Roseland, New Jersey  07068
(212) 484-5050                              (973) 597-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 17, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO.    257867101
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                  Atlantic Investment Management, Inc.
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)              (b)

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   Delaware

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     Number of                       7)  Sole Voting Power:         10,837,200*
                                     -------------------------------------------
     Shares Beneficially             8)  Shared Voting Power:                0
                                     -------------------------------------------
     Owned by
     Each Reporting                  9)  Sole Dispositive Power:    10,837,200*
                                     -------------------------------------------
     Person With:                   10)  Shared Dispositive Power:           0
                                     -------------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    10,837,200*
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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      5.0%*
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14)  Type of Reporting Person (See Instructions):  IA

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*  Includes: (i) 4,583,160 shares (2.1%) of the Issuer's Common Stock, par value
$1.25 per share (the "Shares"), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company, (ii) 5,446,340 Shares (2.5%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company, (iii) 796,300 Shares (0.4%) held in several Managed Accounts (the
"Managed Accounts"), and (iv) 6,500 Shares (0.003%) beneficially owned by Atlantic Investment Management, Inc.'s 401k/Profit Sharing Plan. In addition, the sole shareholder of Atlantic Investment Management, Inc. (the "Reporting Person"), Mr. Alexander J. Roepers, may be deemed to beneficially own 4,900 Shares (0.002%). The Reporting Person, serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and sole dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby restated in its entirety as follows:

          (a) This statement is filed by Atlantic Investment Management, Inc., a Delaware corporation (the "Reporting Person"), with respect to 10,837,200 Shares over which the Reporting Person has sole dispositive and sole voting power by reason of serving as the investment advisor to: (i) AJR International Master Fund, Ltd., a British Virgin Islands company ("AJR"); (ii) Cambrian Master Fund, Ltd., a British Virgin Islands company ("Cambrian Fund"); (iii) several managed accounts (the "Managed Accounts"); (iv) the Reporting Person's 401k/Profit Sharing Plan (the "Plan"); and (v) Alexander J. Roepers, the president and sole shareholder of the Reporting Person.

          (b) The business address of the Reporting Person and Mr. Roepers is 666 Fifth Avenue, New York, New York 10103.

          (c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Cambrian Fund, the Managed Accounts, the Plan and Mr. Roepers. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

          (d) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither the Reporting Person nor Mr. Roepers has, during the past five (5) years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Roepers is a citizen of The Netherlands.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby restated in its entirety as follows:

          The Shares purchased by the Reporting Person on behalf of AJR, Cambrian Fund, the Managed Accounts and the Plan were purchased with the investment capital of such entities and accounts. The Shares that may be deemed to be beneficially owned by Mr. Roepers individually were purchased with the personal funds of Mr. Roepers or members of Mr. Roepers' immediate family. The aggregate amount of funds used in making the purchases reported on this Schedule 13D Amendment No. 1 was $4,133,368.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby restated in its entirety as follows:

          The Reporting Person acquired, on behalf of AJR, Cambrian Fund, the Managed Accounts, the Plan and Mr. Roepers (including immediate family members of Mr. Roepers), and continues to hold, the Shares reported in this Schedule 13D for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person's clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          The Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Cambrian Fund, the Managed Accounts, the Plan and Mr. Roepers (including immediate family members of Mr. Roepers) in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

          The Reporting Person will continue its active discussions with the Issuer's management with respect to actions which might be taken by the management of the Issuer to maximize shareholder value of the Issuer. Attached is a letter dated August 17, 2006 to the Chairman of the Issuer, outlining the

Reporting Person's proposal for a $3 billion share repurchase plan as an alternative to a potential sale of the Issuer to a financial buyers group. In addition, the Reporting Person may hold discussions with other parties who might engage in shareholder value enhancing activities for the benefit of all of the Issuer's shareholders. There can be no assurance that the Reporting Person will take any of the actions described in the previous sentence.

          Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby restated in its entirety as follows:

          (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2006, there were issued and outstanding 216,300,000 Shares as of July 31, 2006.

          (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, the Managed Accounts and the Plan pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. In addition, the Reporting Person has sole dispositive and voting power over the 4,900 Shares that may be deemed to be beneficially owned by Mr. Roepers. Accordingly, the Reporting Person is deemed the beneficial owner of 10,837,200 Shares, or 5.0% of the outstanding Shares.

          (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, the Managed Accounts and the Plan, in Shares, as well as transactions in Shares that may be deemed to be beneficially owned by Mr. Roepers, during the past sixty (60) days:

  Date                Quantity             Price            Type of Transaction
  ----                --------             -----            -------------------

6/30/2006              20,000             $31.9543          Open Market Purchase
7/26/2006              50,000             $29.5036          Open Market Purchase
7/27/2006              29,900             $28.6461          Open Market Purchase
7/31/2006              40,000             $29.0646          Open Market Purchase
8/7/2006               82,200             $32.1225          Open Market Sale
8/8/2006              252,000             $32.9338          Open Market Sale
8/9/2006              200,000             $33.1162          Open Market Sale
8/14/2006              80,000             $33.6191          Open Market Sale


          Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers' immediate family members) has traded Shares during the past sixty (60) days.


Item 7.   Material to be filed as exhibits.
          --------------------------------

          See Exhibit A attached hereto.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                          August 17, 2006


                                          ATLANTIC INVESTMENT MANAGEMENT, INC.


                                          By: /s/ Alexander J. Roepers
                                             -----------------------------------
                                              Alexander J. Roepers, President


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    Exhibit A
                                    ---------


By Fax and FedEx
----------------


August 17, 2006


Mr. Stephen M. Wolf
Chairman
R.R. Donnelley & Sons Company
111 South Wacker Drive
Chicago, Illinois 60606

Dear Mr. Wolf:

As you may know, we are one of R.R. Donnelley's (RRD) largest shareholders with over 10.8 million shares and, as such, we share a keen interest with you and RRD's Board of Directors to maximize RRD's shareholder value over the long term.

In light of recent news reports indicating that a bid by one or more private equity groups may be forthcoming, I am writing you to underscore the importance of our December 2005 proposal (please see our 13D filing of January 27, 2006 for details) to engage in a large share repurchase program. Such a program would leverage the value of RRD to the company's current shareholders.

To us, the sell-side suggested potential takeover price (mostly ranging from $36 to $40 per share) would be unacceptable, given that you would be handing over the majority of the potential appreciation for RRD's shareholders to a financial buyers group. You have a fiduciary responsibility to all current RRD shareholders to evaluate all avenues for long term shareholder value enhancement. I am sure that this is your and CEO Mark Angelson's focus and intent as well. However, the potential of one or more (presumably) unsolicited bids has accelerated the need for bold and immediate action.

Therefore, we hereby revise our proposal from December 2005, which called for a $1 billion share buy back. We now urge the Board of Directors to consider a $3 billion share buy back plan, which should be implemented as promptly and cost-effectively as possible. The $3 billion share buy back represents about half the senior debt that a financial buyers group would put on the RRD businesses (we assumed a $40 per share deal with 25% equity, 50% senior debt and 25% high yield debt).

Excessive concern over the reaction of debt rating agencies (about which the potential financial buyers of RRD will not be concerned) and maintaining nearly unlimited financial flexibility to make acquisitions will now have to be considered secondary to the importance of doing what is right for all current shareholders of RRD.

Page Two
Letter to Mr. Stephen M. Wolf
August 17, 2006



We urge you to protect current shareholders from losing most of the upside in their RRD investment to a newly interested financial buyers group, particularly those shareholders who have been patient for the past several years, waiting for an adequate return on their investment. The $3.0 billion buy back plan we are suggesting would retire about 87 million RRD shares (or about 40% of current shares outstanding) and increase EPS in 2007 by an incremental 27% to $3.45. Please see the attachment for details.

At the midpoint of a previously achieved, and well-deserved, P/E multiple in a range of 12-15x, RRD shares might trade above $46 per share in the next year. In addition, we believe that the post buy back level of debt will still allow the company to maintain solid credit ratings and have sufficient financial flexibility for accretive add-on acquisitions.

I trust that you and the Board of Directors will make the right decision for shareholders at this crucial juncture in RRD's history.

Sincerely,


/s/ Alexander J. Roepers
---------------------------
Alexander J. Roepers
President



cc.:    Mark Angelson, Chief Executive Officer of RRD





Attachment

Attachment
Letter to Mr. Stephen M. Wolf
August 17, 2006





                          R.R. Donnelley & Sons Company
                    Proposed $3 Billion Share Repurchase Plan
                               Accretion Analysis



        (in millions, except per share data)

        EPS Impact
        ----------

        Number of Shares Repurchased                                       87.3
        Share price as of 8/16/2006                                      $34.36
        Total Cost                                                     $3,000.0
        7.0% Interest on Cost of Funds                                   $210.0

        Estimated 2007 Net Income (1)                                    $591.0
        Less After Tax (34.5% Rate) Cost of Added Interest Expense       $137.6
                                                                         ------
        Pro Forma Net Income                                             $453.5

        2Q-06 Average Diluted Shares Outstanding                          218.9
        Less Repurchased Shares                                            87.3
                                                                          -----
        Pro Forma Shares Outstanding                                      131.6

        Pro Forma EPS                                                     $3.45
        ------------------------------------------------------------------------
        Accretion Over Estimated 2007 EPS of $2.70 (2)                    $0.75
        ------------------------------------------------------------------------
                                                                  --------------
        % Accretion                                                       27.6%
                                                                  ==============

        After Tax Cash Cost

        After Tax Incremental Interest Expense                           $137.6
        Less Dividends Saved on Repurchased Shares (3)                    $90.8
                                                                          -----
        ------------------------------------------------------------------------
        Total After Tax Cash Cost                                         $46.7
        ------------------------------------------------------------------------


        (1) Consensus 2007 EPS estimate as reported by IBES multipled by diluted shares outstanding.

        (2) Consensus 2007 EPS estimate as reported by IBES.

        (3) Based on current quarterly dividend payment of $0.26 per share annualized.









        8/17/2006

        Atlantic Investment Mangement, Inc.
        666 Fifth Avenue, 34th Floor
        New York, New York 10103